Filed Pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12
Subject Company: North Bay Bancorp
File Number: 000-31080
Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

The following material is being sent to Umpqua Holdings Corporation shareholders.

January 22, 2007

Dear Shareholder:

We are pleased to announce that Umpqua Holdings Corporation has signed a definitive agreement to acquire North Bay Bancorp and to integrate its subsidiary bank into Umpqua Bank. North Bay Bancorp’s subsidiary, The Vintage Bank and its Solano Bank division, operate in the greater Napa, St. Helena, American Canyon, Vacaville, Benicia, Vallejo and Fairfield areas. North Bay Bancorp and Umpqua Holdings Corporation directors have approved the proposed transaction.

As you know, our long-term growth strategy has focused on building an Umpqua Bank network from Sacramento to Seattle. The addition of North Bay’s 10 locations significantly increases Umpqua’s presence in Napa and Solano counties and is an important step in our California expansion.

Like our previous acquisitions, this opportunity complements and reinforces our resources, our store network, and our commitment to community banking. More than just filling out the Northern California market, we are enhancing Umpqua Bank’s status as the leading community bank of the West, a position that is advantageous to our shareholders, our employees and the communities we serve.

This proposed acquisition will increase total assets to approximately $8 billion, deposits to approximately $6.1 billion and shareholders’ equity to approximately $1.3 billion.

Under the agreement, Umpqua Holdings will issue approximately 5.1 million shares of its own stock to acquire 100 percent of North Bay Bancorp’s outstanding shares of common stock at a fixed exchange ratio of 1.217 shares of Umpqua Holdings common stock for each share of North Bay Bancorp common stock.

Terry Robinson, president, CEO and director of North Bay Bancorp, will assist Umpqua Bank’s California President Bill Fike in overseeing completion of the merger. I will continue to lead the combined enterprise as President and CEO of Umpqua Holdings.

We have enclosed with this letter a copy of our news announcement, which highlights the important details of this proposed acquisition, along with a questions-and-answers document. Because of the size of this proposed merger, no shareholder vote is required.

Please contact me at any time should you have questions about this proposed acquisition, or visit our investor relations site at www.umpquaholdingscorp.com. Thank you for your continued support of Umpqua Holdings Corporation.

Raymond P. Davis President and Chief Executive Officer Umpqua Holdings Corporation	Allyn C. Ford Chairman of the Board Umpqua Holdings Corporation

Questions and Answers for Umpqua Holdings Corporation Shareholders about Umpqua Holdings Corporation and North Bay Bancorp Merger January 2007

This question and answer document provides summary information only. Shareholders should contact Dan Sullivan (503) 727-4103 for more detailed information about the transaction and to request a copy of Umpqua’s registration statement that will be filed with the SEC. Because of the relative size of this transaction, we will not be soliciting your vote or sending you proxy solicitation materials with respect to the merger. Only North Bay Bancorp shareholders are required to vote.

Q:	What is North Bay Bancorp?

A:	North Bay Bancorp is the holding company for The Vintage Bank in Napa County and its Solano Bank division, in Solano County. This full-service commercial bank offers a wide selection of deposit, loan and investment services to local consumers and small business customers. The Vintage Bank opened in 1985 and now operates six banking offices in Napa County, Northern California's number one tourist destination and the nation's premier wine producing region. The main office and two branch offices are located in the city of Napa.

Vintage also has branches in the city of St. Helena, American Canyon and the southern industrial area of Napa County. Solano Bank, a division of The Vintage Bank launched in July 2000, has offices in the primary cities along the I-80 corridor of Solano County, including Vacaville, Fairfield, Vallejo and Benicia and an off-site ATM facility in downtown Fairfield.

Q:	How much will Umpqua Holdings Corporation pay to acquire North Bay Bancorp?

A:	Upon completion of the transaction, North Bay Bancorp shareholders will receive 1.217 Umpqua Holdings shares for each North Bay Bancorp share of common stock. Umpqua expects to issue approximately 5.1 million shares of its common stock in connection with the merger.

Q:	What happens if Umpqua's stock price declines?

A:	North Bay has the ability to give Umpqua notice of its intent to terminate the merger if, five business days before closing, Umpqua's average stock closing price is less than $26.42 (based on a 15-day mathematical average). If North Bay Bancorp notifies Umpqua of its intent to terminate, Umpqua has the option to increase (or "fill") the Exchange Ratio by an amount, in cash or stock, sufficient to ensure the transaction value to North Bay Bancorp shareholders is no less than approximately $142 million.

Q:	Will my Umpqua Stock be exchanged or converted?

A:	No. There will be no change in your shares as a result of the merger.

Q:	Will North Bay Bancorp retain its name?

A:	No. Upon approval and completion of the merger, all offices of North Bay Bancorp, The Vintage Bank and the Solano Bank division will adopt the Umpqua Bank name and logo.

Q:	How can Umpqua Bank remain a community bank as it continues to grow?

A:	Umpqua has been operating as a community bank since its inception more than 50 years ago. Umpqua believes size and location do not define a community bank. It is how a bank operates that can define it as a community bank. At Umpqua, our community focus is derived from our culture, the experience we provide our customers and all the conscious decisions we make to ensure we function as a true community bank. This includes empowering our associates at the front line, structuring ourselves so we are making decisions locally, serving our communities through volunteerism and delivering unparalleled customer service.

Q:	When will shareholders be able to vote on the proposed transaction?

A:	Only North Bay Bancorp shareholders are required to vote on this transaction. The date and location of the North Bay Bancorp meeting will be provided to their shareholders in the coming months.

Q:	What regulatory approvals must be received to complete the merger?

A:	The merger will go through standard regulatory approval process of the Federal Deposit Insurance Corporation and will require waivers from other federal and state government agencies.

Q:	When will the merger be completed?

A:	The merger will be completed upon shareholder and regulatory approval, which is expected to come during the second quarter of 2007.

Q:	Will North Bay Bancorp Directors have positions on Umpqua Holdings’ board?

A:	Umpqua has four directors from Northern California and will not be adding additional positions with this merger. An advisory board of directors will be formed in the Napa county area to augment the bank’s leadership in California.

Q:	For more information about this merger, who should one contact?

A:	Customers, shareholders, and other interested persons are encouraged to contact Dan Sullivan, Executive Vice President and Chief Financial Officer, at 503-727-4103.

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in Umpqua’s and North Bay Bancorp’s filings with the SEC. You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include whether both companies receive regulatory approvals, whether North Bay Bancorp shareholders approve the merger, whether the parties have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The foregoing may be deemed to be offering materials of Umpqua Holdings Corporation and solicitation of materials of North Bay Bancorp in connection with the proposed merger of North Bay Bancorp with and into Umpqua. North Bay Bancorp Shareholders are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, North Bay, the acquisition and related matters. The directors and executive officers of North Bay may be deemed to be participants in the solicitation of proxies from North Bay shareholders. Information regarding the participants and their security holdings can be found in North Bay’s most recent proxy statements filed with the SEC and the proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from North Bay by directing a request to North Bay Bancorp, Investor Relations, P.O. Box 2200, 1190 Airport Road, Napa, CA 94558.